Exhibit 99.1

Trident Announces $1,000,000 Share Repurchase Program

SINGAPORE, March 27, 2025 (GLOBE NEWSWIRE) — Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced that its board of directors has authorized a share repurchase program (the “2025 Share Repurchase Program”) under which the Company may repurchase up to US$1,000,000 of its Class B ordinary shares in the form of American depositary shares over the 12 months starting from April 27, 2025, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

The Company’s share repurchases, if any, under the 2025 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, in open-market transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act.

The 2025 Share Repurchase Program does not obligate the Company to acquire any particular number of American depositary shares. The Company’s board of directors will review the 2025 Share Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under this program. By gradually executing the share repurchase program, Trident seeks to generate greater long-term returns for its shareholders.

About Trident

Trident is a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. The Company offers commercial and technological digital solutions designed to optimize its clients’ experience with their end-users by promoting digital adoption and self-service.

Tridentity, the Company’s flagship product, is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in South Asia etc.

Beyond Tridentity, the Company’s mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor/Media Enquiries

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: investor@tridentity.me
Phone: +1 (212) 321-0602